Exhibit 21.1

Subsidiaries of Cardtronics, Inc.

Subsidiaries are not shown in the list below if, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

Entity	Jurisdiction of Organization

Cardtronics USA, Inc.	Delaware
Cardtronics Holdings, LLC	Delaware
Bank Machine Limited	United Kingdom
Bank Machine (Acquisitions) Limited	United Kingdom
Cardtronics Limited	United Kingdom
Cardtronics Europe	United Kingdom
Cardpoint Limited	United Kingdom
Cardpoint Services Limited	United Kingdom
Moneybox Limited	United Kingdom
Moneybox Corporation Limited	United Kingdom
Moneybox Holdings Limited	United Kingdom
Cardpoint UK-I, LLP	United Kingdom
Cardpoint UK-II, LLP	United Kingdom
Cardtronics Cayman II, Inc.	Cayman Islands
Cardtronics Canada, Ltd.	Canada